Exhibit 99.1

Moolec Science Announces Effectiveness of Reverse Stock Split

Luxembourg. May 12, 2025. Moolec Science SA (NASDAQ: MLEC; “The Company”; “Moolec”), a science-based food ingredient company focused on producing animal proteins and nutritional oils in plants, today announced that, in accordance with the terms of the resolutions passed at the extraordinary general meeting of the shareholders of the Company, held on April 22, 2025, and resolutions adopted by the board of directors of the Company on April 22, 2025, which resolved to approve a consolidation ratio of one-for-ten (1-for-10) every ten ordinary shares, par value U$0.01, of the Company (the “Shares”) then issued and outstanding will automatically, and without any action any holder thereof, be consolidated into one validly issued and non-assessable Share without any change of the par value per share (the “Reverse Stock Split”).

The Company anticipates that the Reverse Stock Split will take effect May 14, 2025, 8:30 AM Eastern Time (the “Effective Time”) and will be reflected in the market at the start of trading, on a split-adjusted basis.

The Shares will continue to trade on the NASDAQ under the symbol “MLEC” under a new CUSIP code, which is L64875 120. The Company’s publicly traded warrants will continue to be traded under the symbol “MLECW” under the same CUSIP code, which is L64875 112.

As a result of the Reverse Stock Split the number of issued and outstanding Shares will be reduced from approximately 40 million Shares to approximately 4 million Shares. The Reverse Stock Split does not otherwise affect the Company’s business or operations.

Following the Effective Time, the number of Shares issuable upon exercise or vesting of outstanding equity awards, options and warrants, and the per share exercise or purchase price related thereto, if any, will be equitably adjusted in accordance with the terms of the 2024 Incentive Plan.

Registered shareholders are not required to take any action to receive Shares in connection with the Reverse Stock Split. Shareholders owning shares through an account at a brokerage firm, bank, dealer, custodian or other similar organization acting as nominee will have their positions automatically adjusted to reflect the Reverse Stock Split, subject to such broker’s particular processes, and likewise will not be required to take any action in connection with the Reverse Stock Split.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for the food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins for the good of the planet. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. The Company’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Moolec’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. The Company has an industrial and commercial R&D capability to complement their Molecular Farming technology and secures a growing international patent portfolio (25+, both granted and pending) for its technology. Moolec is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Science’s Contacts

●	Press & Media inquiries: comms@moolecscience.com

●	Investor Relations inquiries: ir@moolecscience.com